Exhibit 99.1



Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067 www.xjet.com
express.press@expressjet.com
832.353.3333 **main** 877.958.NEWS **toll free**

News Release

EXPRESSJET REPORTS JANUARY 2008

HOUSTON, Feb. 11, 2008 – ExpressJet Holdings (NYSE: XJT) today announced traffic and capacity results for January 2008 for its ExpressJet Airlines subsidiary. The results include statistics for both contract and branded operations. The contract operation consists of flying for Continental Airlines and Delta Air Lines under capacity purchase agreements and ExpressJet's charter (corporate aviation) service. The branded operation includes flying under the ExpressJet name and pro-rate flying for Delta Air Lines.

Contract Flying

During the month, ExpressJet revenue passenger miles (RPM) under contract flying totaled 644 million, and available seat miles (ASM) flown were 876 million. ExpressJet's January load factor was 73.5%. The company flew 61,072 block hours and operated 31,946 departures during the month.

Branded Flying

During the month, ExpressJet branded RPMs totaled 149 million on 279 million ASMs, resulting in a January load factor of 53.4%. The company flew 16,482 block hours and operated 8,364 departures during the month. The average stage length in the branded operation was 669 miles.

About ExpressJet

ExpressJet Holdings operates numerous divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines serves 175 destinations in North America and the Caribbean with approximately 1,500 departures per day. Operations include capacity purchase and pro-rate agreements for mainline carriers; providing clients customized 50-seat charter options; training services through its world-class facility in Houston, Texas; and branded flying, providing non-stop service to markets concentrated in the West, Midwest and Southeast regions of the United States. ExpressJet Services is the North American partner to three major European original equipment manufacturers and provides composite, sheet metal, interior and thrust reverser repairs throughout five facilities in the United States. For more information, visit www.expressjet.com.

(more)



Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067   www.xjet.com
express.press@expressjet.com
832.353.3333 **main**   877.958.NEWS **toll free**

News Release

EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES
PRELIMINARY STATISTICS

Month Ending January 31, 2008	Contract[1]	Branded	System
Revenue Passenger Miles (RPM) (millions)	644	149	796
Available Seat Miles (ASM) (millions)	876	279	1,163
Passenger Load Factor	73.5%	53.4%	68.4%
Block Hours	61,072	16,482	78,329
Departures	31,946	8,364	40,906
Stage Length (miles)	567	669	583

(1) Excludes charter since statistics on charter airplanes do not provide meaningful data for forecasting and are not reviewed by management.

####